China Gerui Advanced Materials Group Limited
1 Shuanghu Development Zone
Xinzheng City
Zhengzhou, China 451191
Tel: (86)-371-62568634

January 6, 2015

By EDGAR Transmission

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Terence O’ Brien

Re: China Gerui Advanced Materials Group Limited
Form 20-F for Fiscal Year Ended December 31, 2013
Filed April 30, 2014
Response Letter Dated December 16, 2014
File No. 1-34532

Dear Mr. O’ Brien:

We hereby submit the responses of China Gerui Advanced Materials Group Limited (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated December 19, 2014, addressing the Staff’s comments with respect to the above referenced Form 20-F and the Company’s Response Letter.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response by the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Risk Factors, page 3

Our business will suffer if we lose our land use rights. Should our expenditures and … page 9

1.           We re-issue comment 2 of our letter dated November 3, 2014. Please note that our comment did not ask which of Zhengzhou Company’s assets you purchased, but rather whether Zhengzhou Company has assets that you did not purchase.  Please advise.

Company response:  We believe that Zhengzhou Company does not have other assets that we did not purchase.

Division of Corporation Finance
January 6, 2014

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (86) 371-62568634, or Thomas Shoesmith, Esq. at 650-233-4500 of Pillsbury Winthrop Shaw Pittman LLP, our outside special securities counsel.

Sincerely,

China Gerui Advanced Materials Group Limited.

By:
Edward Meng
Chief Financial Officer